Exhibit 99.4:

Brokers Opinion Letter of Value of Property (BPO)

COMPARABLE MARKET ANALYSIS

November 6, 2012

Prepared For:

CMZ Ventures, LLC

Paul Sims

435.503.1930

The Strip Development

16000 East Highway 40

LaPoint, UT 84039

November 6, 2012

To Whom It May Concern:

Based on the multiple listing service data attached it is our conclusion that the Strip

512+/- Acre Development has a fair market value of $18,432,000 (Eighteen Million, Four Hundred Thirty Two Thousand Dollars). Approximately $36,000 per acre.

Value of $18,432,000.00

512 acres

1) 5.45	parcel 070030002
2) 37	parcel 070050004
3) 62	parcel 070080001
4) 74	parcel 070050003
5) 113	parcel 070050001
6) 221	parcel 070040002

If you have any questions, feel free to contact me.

West USA Realty

Denna Hatch

9151 Quarry Bend Dr.

Sandy, UT 84094

320 E 100 S

Vernal, UT 84078

denna_sadlier@yahoo.com

Vernal Office 435.781.4872

Sandy Office 801.341.2211